QuickLinks -- Click here to rapidly navigate through this document

Exhibit 12.1

CVS Corporation
Computation of Ratio of Earnings to Fixed Charges

	Fiscal Years					26 Weeks Ended
Dollars in millions	(53 weeks) 1999	(52 weeks) 2000	(52 weeks) 2001	(52 weeks) 2002	(53 weeks) 2003	June 28, 2003	July 3, 2004
Earnings:
Earnings before income tax provision(1)(2)	$1,076.4	$1,243.4	$709.6	$1,155.8	$1,375.5	$643.0	$779.0
Interest portion of net rental expense(3)	208.0	247.3	272.2	282.2	296.1	146.7	156.6
Interest expense, including amortization of debt	66.1	84.1	65.1	54.5	53.9	27.8	17.4

Adjusted earnings	$1,350.5	$1,574.8	$1,046.9	$1,492.5	$1,725.5	$817.5	$953.0

Fixed Charges:(4)
Interest portion of net rental expense(3)	$208.0	$247.3	$272.2	$282.2	$296.1	$146.7	$156.6
Interest expense, including amortization of debt	66.1	84.1	65.1	54.5	53.9	27.8	17.4
Interest capitalized	2.8	14.1	10.1	6.1	11.0	4.9	5.7

Total fixed charges	$276.9	$345.5	$347.4	$342.8	$361.0	$179.4	$179.7

Ratio of earnings to fixed charges	4.88	4.56	3.01	4.35	4.78	4.56	5.30

(1)
Earnings before tax provision includes the pre-tax effect of the following nonrecurring charges and gains: (i) in 2001, $352.5 million ($230.5 million after-tax) related to the markdown of certain inventory to its net realizable value, restructuring and asset impairment costs associated with the Company's 2001 strategic restructuring, and $3.5 million ($2.1 million after-tax) nonrecurring gain resulting from the net effect of the $50.3 million of settlement proceeds received from various lawsuits against certain manufacturers of brand name prescription drugs which was offset by our contribution of $46.8 million of these settlement proceeds to the CVS Charitable Trust, Inc. to fund future charitable giving, and (ii) in 2000, $19.2 million ($11.5 million after-tax) representing a partial payment of our share of the settlement proceeds from a class action lawsuit against certain manufacturers of brand name prescription drugs.

(2)
As a result of adopting SFAS No. 142 "Goodwill and Other Intangible Assets" at the beginning of fiscal 2002, CVS no longer amortizes goodwill and other indefinite-lived intangible assets. Goodwill amortization totaled $31.4 million pre-tax ($28.2 million after-tax) in 2001, $33.7 million pre-tax ($31.9 million after-tax) in 2000 and $38.9 million pre-tax ($38.1 million after- tax) in 1999.

(3)
The interest portion of the net rental expense is estimated to be equal to one-third of the net rental expense.

(4)
The Company formed an Employee Stock Ownership Plan effective January 1, 1989. On June 23, 1989, the ESOP Trust borrowed $357.5 million from qualified lenders, the proceeds of which were used to purchase a new series of preference stock issued by the Company. The Company has guaranteed the loan to the ESOP Trust. Dividends on preference stock totaled: $9.0 million in the 26 weeks ended July 3, 2004, $8.9 million in the 26 weeks ended June 28, 2003, $17.7 million in 2003, $18.3 million in 2002, $19.1 in 2001, $19.5 million in 2000 and $20.1 million in 1999. These amounts are not reflected in the calculation above.

QuickLinks

  Exhibit 12.1
CVS Corporation Computation of Ratio of Earnings to Fixed Charges